SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2 )1

Global Sources Ltd.
(Name of Issuer)
COMMON SHARES, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)
G39300 10 1
(CUSIP Number)
Joel Simon, Esq.
Paul, Hastings, Janofsky & Walker LLP
96 boulevard Haussmann
75017 Paris
FRANCE
+ 33 1 42 99 04 45
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 5, 2008
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G39300 10 1	Page	2	of	10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hung Lay Si Co. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,574,838

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

25,585,895

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,585,895

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	G39300 10 1	Page	3	of	10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hill Street Trustees Limited, as Trustee of the Quan Gung ‘86 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Island of Jersey

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,574,838

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

25,585,895

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,585,895

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	G39300 10 1	Page	4	of	10 Pages
This Amendment No. 2 to Schedule 13D is filed by the Reporting Persons (as defined below) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 2 to Schedule 13D amends and supplements:
• Schedule 13D, dated April 20, 2000, as amended by Schedule 13D/A (Amendment No. 1) dated December 8, 2003, in each case as filed with the Securities and Exchange Commission; except as amended hereby, the Schedule 13D, as amended by Schedule 13D/A (Amendment No 1) remains in effect.
Item 1. Security and Issuer.
Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:
This statement relates to common shares, $.01 par value per share (“Common Shares”), of Global Sources Ltd., a Bermuda corporation (the “Issuer”), whose principal executive offices are located at Canon’s Court, 22 Victoria Street, Hamilton, Bermuda HM 12.
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
This Statement is filed by Hill Street Trustees Limited, an Island of Jersey limited liability company (“Hill Street”), and by Hung Lay Si Co. Ltd., a company organized under the laws of the Cayman Islands (“Hung Lay Si”). Each of the foregoing are referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Hill Street is the Trustee of the Quan Gung ‘86 Trust, a trust formed under the laws of the Island of Jersey (the “Trust”), which owns all of the outstanding shares of Hung Lay Si. Hung Lay Si owns Common Shares. Hung Lay Si and Hill Street have the right to acquire certain Common Shares from another shareholder under certain circumstances. See Items 5 and 6. The shares of Hill Street are wholly owned by the partners of the Mourant Group, which is a firm based in the Island of Jersey that provides trust administrative services. The partners of the Mourant Group are: A R Binnington, D J Birtwistle, G R P Corbin, N C Davies, E C Devenport, S J V Felton, S M Gould, T J Herbert, R A Hickling, I C James, B H Lacey, W Lambert, M E Millar, J H Rainer, J A Richomme, G A Rigby, J D Rigby, B C Robins, J F Ruane, J P Speck, A J R Syvret, J C Walker, N J Weston, J Hill, M Williams, F de Laat and J Hernandez.
By virtue of its role as trustee of the Trust, Hill Street has the power to vote and dispose of the shares of Hung Lay Si owned by the Trust. Hung Lay Si has the power to vote and dispose of the Common Shares owned by it. Both Hill Street and Hung Lay Si have the right to acquire certain Common Shares from another shareholder in certain circumstances, including upon an attempted disposition of those Common Shares by that other shareholder, which results in Hill Street and Hung Lay Si having shared dispositive power over those Common Shares and, therefore, being beneficial owners of those Common Shares. Accordingly, as beneficial owners of the Common Shares, the Reporting Persons are hereby filing a joint Schedule 13D, as amended.

CUSIP No.	G39300 10 1	Page	5	of	10 Pages
The principal business address of Hill Street and each of the partners of the Mourant Group is the law firm of Mourant du Feu & Jeune, PO Box 87, 22 Grenville Street, St. Heilier, Jersey JE4 8PX, Channel Islands. The registered office address of Hung Lay Si is 4th Floor, Century Yard, Cricket Square, Elign Avenue, PO Box 32322, George Town, Grand Cayman, Cayman Islands.
Neither Reporting Person and none of the partners of the Mourant Group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Neither Reporting Person and none of the partners of the Mourant Group has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
2,368,256 of the Common Shares directly owned by Hung Lay Si were acquired in exchange for “A” ordinary voting shares, $1.00 par value, of Trade Media Holdings Ltd. (“TMHL”) held by Hung Lay Si pursuant to a Share Exchange Agreement, dated as of December 6, 1999, by and among The Fairchild Corporation, the Issuer, TMHL and the shareholders of TMHL, as amended (the “Share Exchange”).
On November 27, 2003, Hung Lay Si sold 13,667,132 Common Shares (the “Sale Shares”) to Mr. Merle A. Hinrich for US$8.00 per share or US$109,337,056 in the aggregate (the “2003 Purchase Price”) pursuant to the Sale Agreement (defined in Item 6 below). The 2003 Purchase Price is payable on the earliest of (i) 27 November 2013, (ii) the date of Mr. Hinrich’s death and (iii) the day before the date on which Mr. Hinrich becomes subject to proceedings under any bankruptcy or insolvency laws applicable to him. Any amounts not paid when due will accrue interest at a rate of LIBOR plus 1%. In addition to the 2003 Purchase Price, Mr. Hinrich is also required to pay to Hung Lay Si 50% of any cash dividend payments made on any of the Sale Shares, to the extent those shares are pledged to Hung Lay Si to secure Mr. Hinrich’s obligation to pay the 2003 Purchase Price. In respect of any non-payment by Mr. Hinrich of the 2003 Purchase Price or dividend payments, Hung Lay Si’s sole recourse is against the Sale Shares and 4,008,221 Common Shares (the “Personal Shares”) previously owned by Mr. Hinrich. See Item 6.
In addition, pursuant to an Agreement (the “2008 Transfer Agreement”) dated October 5, 2008, as amended by a letter (the “2008 Amendment Letter”) dated November 11, 2008, among Hill Street, Hung Lay Si and Mr. Hinrich, Mr. Hinrich agreed to transfer (the “2008 Transfer”) to Hung Lay Si 5,600,000 Common Shares at an agreed value of US$8.00 per share or US$44,800,000 in the aggregate in satisfaction of a portion of the 2003 Purchase Price equal to such aggregate amount.
In addition, pursuant to a Share Purchase Agreement (the “2008 Sale Agreement”) dated October 5, 2008, as amended by the 2008 Amendment Letter, among Hill Street, Hung Lay Si and Mr. Hinrich, Mr. Hinrich agreed to sell (the “2008 Sale”) to Hung Lay Si 400,000 Common Shares for US$8.00 per share or US$3,200,000 in the aggregate.

CUSIP No.	G39300 10 1	Page	6	of	10 Pages
Hill Street and Hung Lay Si expect to close the 2008 Transfer and the 2008 Sale prior to November 30, 2008.
Item 4. Purpose of Transactions.
The purpose of the 2008 Transfer was to repay a portion of the 2003 Purchase Price, thereby reducing Mr. Hinrich’s liability to Hung Lay Si therefore. The purpose of the 2008 Sale was for Mr. Hinrich to receive funds sufficient to pay the GST due and payable upon completion of the 2008 Transfer. Neither of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) The aggregate percentage of Common Shares reported to be beneficially owned by each Reporting Person is based upon 46,703,494 Common Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s capital breakdown report, as at November 1, 2008 as prepared and issued by the Issuer’s Share Transfer Agent.
As of the close of business on October 5, 2008, Hung Lay Si has beneficial ownership of 9,574,838 Common Shares, representing approximately 20.5% of the Common Shares outstanding and in respect of which it has voting and dispositive power. Hill Street has shared voting and dispositive power with Hung Lay Si with respect to those 9,574,838 Common Shares by virtue of its authority to vote and to dispose of the shares of Hung Lay Si owned by the Trust. As of the close of business on October 5, 2008, Hung Lay Si has shared dispositive power over an additional 16,011,057 Common Shares directly owned by Mr. Hinrich as of October 5, 2008 (comprised of the sum of the Sale Shares plus the Personal Shares, minus the Common Shares being transferred in the 2008 Transfer and being sold in the 2008 Sale), representing approximately 34.3% of the Common Shares outstanding, by virtue of Hung Lay Si having rights of first refusal under certain circumstances in respect of sales by Mr. Hinrich of such Common Shares. Hill Street has shared dispositive power with respect to such 16,011,057 Common Shares both by virtue of its authority to vote and to dispose of shares of Hung Lay Si owned by the Trust and by virtue of it having the same rights of first refusal as does Hung Lay Si. See Item 6. The aggregate number of Common Shares of which Hung Lay Si and Hill Street have beneficial ownership is 25,585,895, representing approximately 54.8% of the Common Shares outstanding.
(b) The Reporting Persons have shared power with each other to vote the 9,574,838 Common Shares directly owned by Hung Lay Si reported in this Schedule 13D. Each partner of the Mourant Group identified in Item 2 may be deemed to have shared voting power with each other and with the Reporting Persons over these Common Shares as a result of his or her position with the Mourant Group.

CUSIP No.	G39300 10 1	Page	7	of	10 Pages
The Reporting Persons have shared dispositive power with each other over the 25,585,895 Common Shares reported in this Schedule 13D. Each partner of the Mourant Group identified in Item 2 may be deemed to have shared dispositive power with each other and with the Reporting Persons over these Common Shares as a result of his or her position with the Mourant Group.
The Reporting Persons may be deemed to be members of a “group” with Mr. Hinrich by virtue of having certain rights of first refusal in respect of sales by Mr. Hinrich of 16,011,057 Common Shares owned by Mr. Hinrich as of October 5, 2008. See Item 6.
(c) Schedule A annexed hereto lists all transactions in the Common Shares in the last sixty days by the Reporting Persons.
(d) Except as described in the penultimate sentence of the second paragraph of Item 3, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares reported in this Schedule 13D.
(e) Not applicable.
Item 7. Material to be Filed as Exhibits.
1. Joint Filing Agreement.
2. 2008 Transfer Agreement.
3. 2008 Sale Agreement.
4. 2008 Amendment Letter.

CUSIP No.	G39300 10 1	Page	8	of	10 Pages
SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2008	HILL STREET TRUSTEES LIMITED, as trustee of the Quan Gung ‘86 Trust
	By:	/s/ Alan Richard Binnington
		Name:	Alan Richard Binnington
		Title:	Director

HUNG LAY SI CO. LTD.
By:	/s/ Alan Richard Binnington
	Name:	Alan Richard Binnington
	Title:	Director

CUSIP No.	G39300 10 1	Page	9	of	10 Pages
SCHEDULE A
Transactions in the Shares Within the Past 60 Days

Common Shares to be
Transferred or Sold	Consideration	Expected Date of Sale

5,600,000	Deemed repayment of $44,800,000 of the 2003 Purchase Price[1]	Prior to November 30, 2008

400,000	US$3,200,000[2]	Prior to November 30, 2008

[1]	The Shares were transferred pursuant to the 2008 Transfer Agreement, as amended by the 2008 Amendment Letter (a private securities transaction).

[2]	The Shares were sold pursuant to the 2008 Sale Agreement, as amended by the Amendment Letter (a private securities transaction).

CUSIP No.	G39300 10 1	10	of	10 Pages
EXHIBIT INDEX

Exhibit	Page

1. Joint Filing Agreement

2. 2008 Transfer Agreement

3. 2008 Sale Agreement

4. 2008 Amendment Letter